Exhibit 2.1

Share Transfer Agreement of Opto-Electronics

 Party A: Lu’an Guoying Electronic Sales Co., Ltd

  Party B: Li XiaoYu

Whereas:

1.
Lu’an Guoying Opto-Electronics Technology Co., Ltd (Opto-Electronics) is founded on August 24, 2012 with registered capital of RMB 10,000,000, owned by party A and Mr. Hailong Liu of 99% and 1% respectively. The paid in capital as of today is RMB 6,000,000, constituting 60% of total registered capital, whereas Party A contributed RMB5, 940, 000 and Mr. Hailong Liu contributed RMB 60,000. The remaining RMB 4,000,000 is not contributed yet as of today.

2.	To meet the development and business needs of Party A, upon the approval of the Party A’s Board, Party A agrees to transfer 99% of equity interest in Opto-Electronics held by Party A to Party B. .

The parties both agreed to sign this share transfer agreement.

1.	Party A transfer 99% of equity interest in Opto-Electronics held by Party A to Party B.

2.
Party B will pay RMB 5,940,000 to buy 99% of equity interest in Opto-Electronics held by Party A, including 2,000,000 RMB worth of products which were sold by Party A to Party B and later were returned from Party B to Party A.

3.
After this agreement takes effect, Party B has the contractual obligation to pay the remaining RMB 3,940,000within two years in the form of cash or by transferring the amount to the bank account designated by Party A.

4.	This agreement is triple copied. Party A, Party B and Administration for Industry and Commerce Bureau each holds one copy. This agreement takes effect after being signed by both parties.

Party A: Lu'an Guoying Electronic Sales Co., Ltd. Signed by: Liu HaiLong Date: 2013-6-29 Party B: Li XiaoYu Signed by: Li XiaoYu Date: 2013-6-29